PMU News Release #03-06 TSX, AMEX Symbol PMU July 23, 2003

PACIFIC RIM APPOINTS NEW DIRECTOR

Pacific Rim Mining Corp. is pleased to announce the appointment of Mr. Paul B. Sweeney to the Company’s board of directors.

Mr. Sweeney is a senior financial executive with over 30 years of mining-related experience in finance, accounting and strategic planning. He is currently the Chief Financial Officer of Canico Resource Corp. and previously held senior positions with such mining companies as Manhattan Minerals Corp., Sutton Resources Corp., Gibraltar Mines Limited and Placer Dome Inc.

“Paul is a valuable addition to Pacific Rim’s board,” states Tom Shrake, CEO. “His background fills an immediate need for Pacific Rim’s board of directors in the field of accounting and auditing. His expertise and experience in the area of mine financing will be especially beneficial to the Company in the future as our strategic plan unfolds.”

Pacific Rim Mining Corp. is a well-managed, revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim is utilizing cash flow from its interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its flagship El Dorado and nearby La Calera gold projects in El Salvador.

Pacific Rim is committed to growth and profitability through the discovery, development and operation of a high-grade, low-cost gold mine. Management believes the El Dorado and La Calera projects have the potential to help Pacific Rim achieve its goal of becoming a highly profitable, growth-oriented, intermediate-level gold producer.

For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the progress and benefits of Pacific Rim’s strategic plan; the benefits of the Company’s directors’ expertise; the results of current and future exploration activities; the financial performance of the Company’s operation assets; as well as other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.